FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                BG Group plc
               Notification of Director's Interests in Shares


Sir Robert Wilson

The Company has received notification from Sir Robert Wilson, Chairman, that he has today purchased 10,000 BG Group plc Ordinary 10p Shares at a price of 353.95p per share.

As a result of this acquisition, Sir Robert's interest in the ordinary share capital of BG Group plc has increased to 70,000 Ordinary 10p Shares.

11 November 2004

Website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 November 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary